SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

UPM-Kymmene Corporation Stock Exchange Release September 29, 2004 at 15:00

UPM Miramichi announces restructuring to improve its competitiveness, facility’s kraft mill to close

UPM today has announced a major restructuring at its Miramichi facility in order to secure the facility’s long-term viability. The program includes the permanent closure of Miramichi’s aging kraft mill, effective January 31, 2005. In addition, there will be some restructuring in the paper mill as well as in the Woodlands Division which manages and operates Crown forest licenses. The restructuring at the Miramichi complex will result in the loss of 400 jobs.

“Closure of the kraft mill is a difficult, but necessary step to get the Miramichi operation on solid financial ground”, Mr. Jyrki Ovaska, President for UPM’s Magazine Paper Division said. “The kraft mill was the first facility on this site more than 50 years ago, and it has a proud history. However, the facility’s size and age have worked against it for years resulting in losses. The equipment has outlived its technological lifespan. The average competitive kraft mill today is cost efficient and three-to-four times larger than this one,” said Mr. Ovaska.

“In addition, while operating today within New Brunswick’s environmental standards, maintaining the mill’s environmental standards would require large investments and unfortunately, additional capital investment cannot be financially justified,” he said.

The restructuring is a step toward making UPM Miramichi magazine paper mill competitive in the global marketplace.

“The two paper machines are the lifeblood of this operation and the key to its long-term success,” Mr. Heikki Malinen, President of UPM North America said. “Our efforts must now be focused on making the paper mill competitive. That is where the facility’s future lies.”

In connection with the closing UPM will book write-offs of EUR 79 million, of which EUR 60 million during the fourth quarter 2004 and EUR 19 million during the first quarter 2005. In addition UPM will book provision of about EUR 40 million for cash related closing costs during the fourth quarter 2004.

Miramichi’s paper mill, operating two paper machines, is located on the same site as the kraft mill. UPM Miramichi’s annual paper production capacity is 450,000 tonnes of lightweight coated papers. The capacity of the kraft mill is 240,000 tonnes of kraft pulp. The mill complex has currently 1,280 employees.

For more information, please contact:

Mr. Jyrki Ovaska, President, Magazine Paper Division, UPM, tel. +358 400 644 234 (not available between 16:30 and 18:30 Finnish time)

Mr. Olavi Kauppila, Senior Vice President, Investor Relations, UPM,

tel. +358 204 15 0658

Local and regional media contact:

Ms. Sharon Pond, Communications Manager, UPM Miramichi, tel. +1 506 627 5019,

cell +1506 624-3168, sharon.pond@upm-kymmene.com

National and trade media contact:

Ms. Rebecca Theim, Communications Director, UPM, North America,

tel. +1 630 850-4990, cell +1 630 605-3712, rebecca.theim@upm-kymmene.com

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations